MOMENTIVE PERFORMANCE MATERIALS INC.

22 Corporate Woods Blvd., 2nd Fl.

Albany, New York 12211

May 11, 2011

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director

Chambre Malone, Staff Attorney

Re:	Request for Effectiveness for Momentive Performance Material Inc.

Registration Statement on Form S-4 (File No. 333-172938)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Momentive Performance Materials Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to noon on May 12, 2011, or as soon thereafter as possible. We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Very truly yours,

MOMENTIVE PERFORMANCE MATERIALS INC.

By:	/s/ George F. Knight

George F. Knight Senior Vice President-Finance and Treasurer

MOMENTIVE PERFORMANCE MATERIALS INC.

22 Corporate Woods Blvd., 2nd Fl.

Albany, New York 12211

May 11, 2011

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Momentive Performance Materials Inc.

Registration Statement on Form S-4 (File No. 333-172938)

Ladies and Gentlemen:

The disclosure in the above-referenced filing (the “Registration Statement”) is the responsibility of Momentive Performance Materials Inc. (the “Company”) and its subsidiaries listed as registrants in the Registration Statement. The Company, on behalf of itself and its subsidiary registrants, acknowledges that none of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), changes made to the proposed disclosure in the Registration Statement, the Staff’s determination that there are no further comments on the Registration Statement, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective:

•	may be asserted as a defense in any proceeding which may be brought by any person;

•	forecloses the Commission from taking any action with respect to the Registration Statement; or

•	relieves the Company or any of its subsidiary registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company, on behalf of itself and its subsidiary registrants, represents that it will not assert any of the above actions by the Commission or the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MOMENTIVE PERFORMANCE MATERIALS INC.

By:	/s/ Douglas A. Johns

Douglas A. Johns, Esq.
Executive Vice President and General Counsel